Mail Stop 4720

March 15, 2010

Steven Nichtberger, MD
President and Chief Executive Officer
Tengion, Inc.
2900 Potshop Lane, Suite 100
East Norriton, PA 19403

>   **Re: Tengion, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 24, 2010**
>   **File No. 333-164011**

Dear Dr. Nichtberger:

We have reviewed your Form S-1/A and response letter each filed on February 24, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates, page 40
Stock-Based Compensation, page 41

1. At each valuation date please disclose the valuation methods used, the weight given to each method, and quantify and justify the weight allocated to each method.

2. Please provide us with a copy of your valuation analysis starting in December 31, 2006. Your valuation analysis should clearly show the methods, assumptions and computed fair values. Please be sure to demonstrate how a valuation method was

used to corroborate the value of other valuation methods and the value of your stock-based compensation.

Where the probability-weighted method was used, each scenario and its outcome probability should be clearly explained and quantified. In addition, explain to us why you apply an additional discount to the valuation for the lack of marketability, when such discount is presumably reflected in the probability of a public offering already. If you utilized other methods in addition to your probability-weighted model to allocate enterprise value, your valuation analysis should show how the other methods were utilized and why it is appropriate to do so.

3. Refer to your response to comment three. While we agree that a preferred stock may be valued higher than a common stock based on its preference and dividend rights, it does not appear that only these rights and preferences would account for preferred stock premiums of 54%, 42% and up to 125% during 2005, 2007 and 2008. Please revise your disclosure to clarify the voting rights of your preferred and common stocks. If the preferred stocks have different voting rights than the common stocks, tell us and quantify how the difference in voting rights accounts for the difference in their fair values. Furthermore, please tell us and quantify the factors other than voting rights that account for the difference in the fair values of these financial instruments.

Business, page 56
Product Pipeline, page 59

4. Refer to your response to comment six. We continue to believe that the disclosure of estimated costs and timing of commercializing your product candidates is useful to investors in understanding how you assess your development status and prospects. We further believe that when accompanied with appropriate explanations, such disclosures are not misleading. Please disclose the estimated costs and timing of commercializing each of your product candidates.

Management, page 84

5. Please confirm that you have disclosed all other directorships held during the past five years by each director in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, naming such company. See Item 401(e) of Regulation S-K.

6. Please provide us with a supplemental analysis which supports your conclusion that the risks arising from your compensation policies and practices for your employees are not reasonably likely to have a material adverse effect on you and

your business. Alternatively, please revise your filing to provide the information required by Item 402(s) of Regulation S-K.

<u>Director Compensation, page 92</u>

7. You disclose that Dr. Pereira and Mr. Randall will each receive an option to purchase and unnamed number of shares of your common stock, in recognition of the key leadership roles of Dr. Pereira and Mr. Randall over the past year. This appears to be compensation earned during your fiscal year ended December 31, 2009. Please revise your table on page 93 to include these shares. If this information is not available at the time this Form S-1 is taken effective, please provide an appropriate footnote and confirm that you will file a Form 8-K with Item 5.02(f) disclosure when the remaining 2009 compensation amounts for your named executive officers are determined. See Regulation S-K Compliance & Disclosure Interpretation 217.11.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Keira Nakada at (202) 551-3659 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kevin T. Collins, Esq.
        Martin C. Glass, Esq.
        Jason M. Casella, Esq.
        Goodwin Procter LLP
        The New York Times Building
        620 Eighth Avenue
        New York, NY 10018